1.   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business
Russell Investments Financial Services, LLC, a Washington limited liability company (the "Company"), is a wholly owned subsidiary of Russell Investments Management, LLC ("RIM", "Parent" or "Member"), which is part of Russell Investments, the marketing name used to represent Russell Investments Group Ltd ("Russell Investments Group") and its global subsidiaries. RIM is a wholly owned subsidiary of Russell Investments US Retail Holdco, Inc. ("RIURH"), which is ultimately owned by Russell Investments Group.

The Company is a Limited Liability Company ("LLC"). Liabilities of the Company are not the liabilities of its Member beyond the extent of the Member's equity in the Company.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

Russell Investment Company ("RIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the Parent and Russell Investments. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents
The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level

of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity. See Note 3.

Benefit Plans
The Company participates in an incentive plan for certain employees. The Performance Unit Plan ("PUP") provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. The plan value is calculated formulaically based on the EBITDA of Russell Investments Group for the most recent financial year ended December 31, 2017. The PUP awards vest ratably (in equal parts) over a three year period on the anniversary of the grant date. The PUP awards will also vest immediately at the time the participant's retirement, disability or death. The Company recognizes compensation expense for the plan on a straight line basis over the respective vesting period.

Revenue Recognition
Revenue from distribution and shareholder servicing fee activities is recognized as earned in accordance with the terms of the respective agreements. Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. There was no allowance for uncollectible accounts at December 31, 2017. The Company did not record any bad debt expense for the year ended December 31, 2017.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense. If the investor redeems such shares before the expiration of a one year holding period, they are obligated to pay a deferred sales charge of 1%.

Income Taxes
Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company is a single-member limited liability company classified as a disregarded entity and will be included in the federal and state income tax returns with RIURH. The provision for federal and state income taxes is based on an allocation of the tax liability to the respective companies included in the group as if each company were filing on a separate return basis. Federal income taxes payable are recorded through and included in due to affiliates. The Company is required to file as a standalone entitiy in certain states. State income taxes payable are recorded through and included in due to affiliates and accrued expenses and other liabilities. State income taxes receivable are recorded through and included in prepaid expenses and other.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's

widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

Recent Tax Legislation

On December 22, 2017, the President of the United States signed and enacted into law comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "2017 Tax Act"). Except for certain provisions, the 2017 Tax Act is effective for tax years beginning on or after January 1, 2018. The 2017 Tax Act significantly revises the U.S. corporate income tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% effective January 1, 2018.

2.   **Fixed Assets**

Fixed assets consist of the following balances at December 31, 2017:

Software	$	1,003,811
Furniture and equipment		569,962
Leasehold improvements		1,728,005
		3,301,778
Accumulated depreciation and amortization		(3,031,154)
	$	270,624

Depreciation and amortization expense related to fixed assets was $14,100 for the year ended December 31, 2017.

3.   **Assets and Liabilities Measured at Fair Value on a Recurring Basis**

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments in money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach based on the published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets or exchanges for identical assets or liabilities. Investments included in this category include the money market mutual funds.

Level 2   Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 20,777,713	$ —	$ —	$ 20,777,713

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2017 are presented below:

Deferred income tax assets		
Accrued incentive plans	$	114,273
Tax deductible goodwill		16,376,169
Nondeductible reserves and other		31,803
Depreciation of fixed assets		48,504
Total deferred income tax assets	$	16,570,749

Deferred tax assets include tax deductible goodwill resulting from a deemed asset purchase of the Company in 2016. Post acquisition adjustments are presented as a deemed capital contribution in the statement of changes in member's equity during the year. Reductions to the deferred tax assets from the amortization of the tax deductible goodwill are presented as a deemed capital distribution in the statement of changes in member's equity.

Income taxes due to RIM as of December 31, 2017 are $78,487 are included in due to affiliates. Certain state income taxes payable to Russell Investments Group LLC, ("RI"), a subsidiary of Russell Investments Group at December 31, 2017 are $804,151 are included in due to affiliates. Other state income taxes payable directly to state jurisdictions at December 31, 2017 are $868,328 are included in accrued expenses and other liabilities. Other state income taxes receivables at December 31, 2017 are $46,637 and are included in prepaid expenses and other.

The Company remains subject to examination by state jurisdictions for the period ending December 31, 2016. The Company's predecessor, Russell Financial Services, Inc., remains subject to examination by certain state jurisdictions for certain years subsequent to and including 2008.

As of December 31, 2017, the Company has gross unrecognized tax benefits of $82,601. The Company recognizes interest and penalties on amounts due to the authorities as a component of income tax expense.

The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

5.   **Benefit Plans**

Retirement Plan
The Company participates in the Russell Investments Retirement Plan (the "Plan"), a defined contribution plan covering eligible employees. The Plan is sponsored by RI and allows for contributions to be made out of the Company's net operating profits at the discretion of RI's Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan. The Company's contribution to the Plan was $1,186,083 and is included in compensation and benefits expense for the year ended December 31, 2017.

Performance Unit Plan ("PUP")
The Company recognized $380,692 related to the PUP for the year ended December 31, 2017 and has an aggregate recorded liability of $233,089 as of December 31, 2017 included in incentive compensation liabilities. No awards were issued during the year ended December 31, 2017 and no additional awards will be issued under the PUP in the future.

6.   **Related Party Transactions**

Under a joint paymaster and a joint purchasing agreement, RI processes payroll transactions and payments for the direct expenses of the Company. Additionally, the Company is allocated certain negotiated charges such as office space, equipment and insurance charges. The Company reimburses the subsidiary monthly for these expenses. Amounts payable to the subsidiary for these charges are $914,552 at December 31, 2017 and are included in due to affiliates.   Rent expense under this agreement was $1,537,514 for the year ended December 31, 2017. Fixed asset additions under this agreement were $246,184 for the year ended December 31, 2017.

The Russell Investments Group and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. RI acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded for transfer pricing for the Transaction Allocation Methodology under the agreement for the year ended December 31, 2017 was $16,777,386 and is reflected in the various operating expenses of the Company. The intercompany charge for transfer pricing is comprised of expenses allocated to the Company which were incurred by other affiliated entities. There was $1,164,412 due to RI for transfer pricing charges at December 31, 2017 included in due to affiliates.

The Company has entered into an Expense Sharing and Support agreement with RIM. Under this agreement, RIM agrees to compensate the Company for providing marketing, distribution and client service activities with respect to the RIC and RIF funds. For the year ended December 31, 2017 these fees were $115,925,752 and are recorded as distribution and shareholder servicing fee revenue. Amounts due from RIM at December 31, 2017 were $419,564, and are included as an offset in due to affiliates.

The Company has entered into a sales support agreement and a distribution agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. For the year ended December 31, 2017, these fees were $30,684,657 and are recorded as distribution and shareholder servicing fee revenue. Amounts receivable for these services were $2,379,740 at December 31, 2017 and are presented as distribution fees receivable.

The Company subleases certain office space to affiliates. Sublease income for the year ended December 31, 2017 was $81,156 and is included in other income, net.

7. **Net Capital and Reserve Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2017, the Company has net capital of $2,184,557 which is $1,934,557 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

8. **Commitments**

The Company leases office space under noncancelable lease agreements expiring between 2018 and 2027.

At December 31, 2017, the Company's remaining commitment for the minimum lease payments for these noncancelable operating leases is as follows:

Years Ending December 31,		
2018	$	912,938
2019		890,607
2020		868,634
2021		298,934
2022		201,209
Thereafter		1,051,238
	$	4,223,560

At December 31, 2017, the Company expects to receive minimum sub-lease payments related to a noncancelable operating leases is as follows:

Years Ending December 31,		
2018	$	342,945
2019		352,958
2020		362,971
2021		61,747
2022		—
Thereafter		—
	$	1,120,621

9. **Concentration of Risk**

Substantially all revenue earned and accounts receivable outstanding of the Company is generated from transactions with affiliated entities.

10. **Guarantees**

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

11. **Contingencies**

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 26, 2018, which is the date the financial statements were issued.